May 16, 2014

VIA EDGAR

Mr. John Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	City National Corporation
Form 10-K for the period ended December 31, 2013
Filed March 3, 2014
File No. 001-10521

Dear Mr. Nolan:

On behalf of City National Corporation (the “Company”), this letter is in response to the comment letter dated May 2, 2014, from you to Mr. Carey with respect to the Company’s Annual Report on Form 10-K for the period ended December 31, 2013 (the “Form 10-K”). The text of your letter has been included for your reference and the Company’s response is presented below the comment.

City National Corporation Form 10-K

Management’s Discussion and Analysis

Noninterest Income, page 64

1.   We note your disclosure of the detail of the FDIC loss sharing expense, net on page 63. Please tell us in detail and revise future filings to more clearly explain the nature of each significant line item so investors understand the underlying economics of the amounts disclosed and the reasons for the impact on financial results. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

2.   You disclose that the higher FDIC loss sharing expense in 2013 compared to prior year periods was primarily attributable to lower gains recognized on the FDIC indemnification asset from a revision of the Company’s projected cash flows forecast on its covered loans. Please tell us in detail and revise future filings to disclose the underlying factors that led to your revision of the projected cash flows forecast on your covered loans. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Loan and Lease Portfolio – Covered Loans, page 82

3.   Please revise future filings to present a roll forward of the FDIC indemnification asset for each period presented with appropriate commentary to allow an investor to understand the significant drivers of the changes and how the line items in the roll forward correspond to specific line items presented in the FDIC loss sharing expense, net table on page 63 or other disclosures in your filing. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Mr. John Nolan

U.S. Securities and Exchange Commission

May 16, 2014

Page Two

4.   Please revise future filings to disclose how increases and decreases in expected cash flows on covered loans impact your assets and liabilities (e.g. FDIC indemnification asset, FDIC clawback liability, ALLL) and how the changes are recognized in your income statement. Please ensure your disclosure contains appropriate detail to allow an investor to understand the overall impact on your financial results from changes in expected cash flows and the underlying drivers of the amounts presented in FDIC loss sharing expense, net as disclosed on page 63 for all periods presented. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

The Company’s disclosures on covered assets, the FDIC indemnification asset, the FDIC clawback liability and the components of income and expense associated with our covered asset portfolio are provided in various sections of the Form 10-K. In response to your comments, we believe that consolidating the discussion regarding covered asset accounting into one section will enhance our investors’ understanding of the underlying economics and impact of the covered asset portfolio on our financial results. The following proposed disclosure will be included in the Management Discussion & Analysis section of the Form 10-Q for the period ending June 30, 2014 and future reporting periods and will replace current covered asset disclosures on pages 63 and 64 and supplement the discussion on page 82 of the Form 10-K.

The following proposed disclosure is intended to be responsive to the staff’s four comments above, including your request to provide the staff detailed information related to comments 1 and 2.

Mr. John Nolan

U.S. Securities and Exchange Commission

May 16, 2014

Page Three

Covered Assets

The following table summarizes the components of income and expense related to covered assets for the years ended December 31, 2013, 2012 and 2011:

	For the year ended December 31,
(in thousands)	2013	2012	2011
Interest income on covered loans
Base yield	$62,810	$81,737	$105,325
Income on loans paid-off or fully charged-off	71,045	82,800	55,739
Total interest income on covered loans	$133,855	$164,537	$161,064

Provision for losses on covered loans
Provision for losses on covered loans	$635	$45,346	$43,646

Noninterest income related to covered assets

FDIC loss sharing expense, net
Gain on indemnification asset	$430	$60,057	$34,026
Indemnification asset amortization	(17,204)	(17,234)	(15,568)
Net FDIC reimbursement for OREO and loan expenses	17,059	32,797	53,324
Removal of indemnification asset for loans paid-off or fully charged-off	(30,282)	(32,797)	(26,002)
Removal of indemnification asset for unfunded loan commitments and loans transferred to OREO	(6,299)	(11,220)	(24,945)
Removal of indemnification asset for OREO and net reimbursement to FDIC for OREO sales	(4,403)	(7,106)	(12,867)
Loan recoveries shared with FDIC	(22,078)	(28,647)	(16,174)
Increase in FDIC clawback liability	(1,997)	(1,867)	(1,192)
Other	-	-	761
Total FDIC loss sharing expense, net	(64,774)	(6,017)	(8,637)

Gain on disposal of assets
Net gain on sale of OREO	5,504	7,740	16,272

Gain on acquisition	-	-	8,164

Other income
Net gain on transfers of covered loans to OREO	8,314	16,180	33,858
Amortization of fair value on acquired unfunded loan commitments	794	1,572	3,104
OREO income	2,530	2,925	2,083
Other	(217)	(3,150)	(1,909)
Total other income	11,421	17,527	37,136
Total noninterest income related to covered assets	$(47,849)	$19,250	$52,935

Noninterest expense related to covered assets (1)

Other real estate owned
Valuation write-downs	$7,015	$20,440	$41,443
Holding costs and foreclosure expense	8,858	13,403	17,396
Total other real estate owned	15,873	33,843	58,839

Legal and professional fees	6,439	9,996	10,221

Other operating expense
Other covered asset expenses	49	84	53
Total noninterest expense related to covered assets (2)	$22,361	$43,923	$69,113

(1)

OREO, legal and professional fees, and other expenses related to covered assets must meet certain FDIC criteria in order for the expense amounts to be reimbursed. Certain amounts reflected in these categories may not be reimbursed by the FDIC.

(2)	Excludes personnel and other corporate overhead expenses that the Company incurs to service covered assets and costs associated with the branches acquired in FDIC-assisted acquisitions.

Mr. John Nolan

U.S. Securities and Exchange Commission

May 16, 2014

Page Four

The Company accounts for its covered loans under ASC Topic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality (“ASC 310-30”). Loans are accounted for under ASC 310-30 when there is evidence of credit deterioration since origination and for which it is probable, at acquisition, that the Company would be unable to collect all contractually required payments.  These loans were recorded at fair value at the time of acquisition. In connection with its FDIC-assisted acquisitions, the Company entered into loss-sharing agreements with the FDIC under which the FDIC will reimburse the Company for 80 percent of eligible losses with respect to covered loans, OREO and unfunded loan commitments. The expected reimbursements under the loss-sharing agreements were recorded as an indemnification asset at their initial estimated fair value on the date of acquisition.

Covered Loan Base Yield and FDIC Indemnification Asset Amortization/Accretion

For covered loans, the excess of cash flows expected to be collected over the carrying value of the underlying acquired impaired loans is referred to as “accretable yield.” The accretion of this amount is recognized in interest income over the expected life of the covered loans and is herein referred to as “base yield.” For the FDIC indemnification asset, the difference between the cash flows the Company expects to collect from the FDIC (“FDIC cash flows”) and the carrying value of the indemnification asset is amortized or accreted into noninterest income up until the expiration date of the FDIC loss sharing. Both the base yield and the amortization or accretion of the indemnification asset are calculated using a level yield method that takes into consideration the remaining life of the covered loans and the terms of the FDIC loss-sharing agreements.

The quarterly review and update of cash flow projections (further discussed below) may adjust the rates used for loan accretion and indemnification asset amortization or accretion. As credit improves, expected loan cash flows will generally improve, resulting in higher accretable yield.  Accordingly, as credit improves, expected FDIC cash flows will decrease, resulting in a larger difference between FDIC cash flows and indemnification asset carrying value. Such increases would result in higher rates of loan accretion and indemnification asset amortization.

The Company recorded base yield on covered loans of $62.8 million, $81.7 million and $105.3 million in interest income during 2013, 2012 and 2011, respectively. The decrease in base yield on covered loans compared to prior periods was a result of portfolio run-off. Average covered loans were $865.6 million in 2013, down from $1.27 billion in 2012 and $1.70 billion in 2011. The Company recorded indemnification asset amortization expense of $17.2 million, $17.2 million and $15.6 million in noninterest income during 2013, 2012 and 2011, respectively. The indemnification asset amortization expense did not change significantly from prior year because the effects of portfolio run-off were offset by an increase in the rate of amortization, which was higher due to portfolio credit improvement.

Mr. John Nolan

U.S. Securities and Exchange Commission

May 16, 2014

Page Five

Quarterly Update of Cash Flow Projections

The Company reviews and updates cash flow projections on covered loans and the related FDIC loss-sharing agreements on a quarterly basis. These projections take into consideration such inputs as the contractual terms of the covered loans, the contractual terms of the FDIC loss-sharing agreements, credit assumptions and prepayment assumptions. The quarterly update of cash flow projections impacts the following balance sheet and income statement items:

Balance Sheet Line Item	Corresponding Income Statement Line Item
Covered loans	Loan accretion (on a prospective basis) in interest income

Allowance for losses on covered loans	Provision for losses on covered loans

FDIC indemnification asset	FDIC loss sharing income or expense, net
- Gain or loss on indemnification asset
- Indemnification asset amortization or accretion on a prospective basis

FDIC clawback liability	FDIC loss sharing income or expense, net
- Increase or decrease in FDIC clawback liability

Generally, for covered loans, decreases in estimated loan cash flows over those expected at the acquisition date and subsequent measurement periods are recognized by recording a provision for losses on covered loans. Decreases in estimated loan cash flows are typically accompanied by higher expected losses which would result in increases in FDIC cash flows. Increases in expected FDIC cash flows are recognized as gains on the FDIC indemnification asset.

Increases in estimated loan cash flows over those expected at the acquisition date and subsequent measurement periods are recognized as interest income, prospectively, after previously recorded allowances are reversed. Increases in estimated loan cash flows are typically accompanied by lower expected losses which would result in decreases in FDIC cash flows. Decreases in expected FDIC cash flows are recognized as indemnification asset amortization expense on a prospective basis, after previously recorded gains on the indemnification asset have been reversed.

The FDIC clawback liability represents contingent consideration expected to be paid to the FDIC. The Company is required to reimburse the FDIC if actual cumulative losses are lower than the cumulative losses contractually set forth in the FDIC loss-sharing agreements. The total FDIC clawback liability may increase as actual and expected losses decrease. The liability to the FDIC may decrease if actual and expected losses grow. The Company measures the FDIC clawback liability at fair value.

The Company recorded provision for losses on covered loans of $0.6 million, $45.3 million and $43.6 million and gain on indemnification asset of $0.4 million, $60.1 million and $34.0 million in 2013, 2012 and 2011, respectively. Expense from the increase in FDIC clawback liability of $2.0 million, $1.9 million and $1.2 million were recognized in 2013, 2012 and 2011, respectively. The lower provision for losses on covered loans, lower gain on indemnification asset and the increase in FDIC clawback liability are the result of changes, both in amount and timing, in expected loan cash flows and FDIC cash flows due to actual loan payments and the Company’s revised loss and prepayment forecasts.  During the past three years, the expected lifetime cash flows of the covered loan portfolio improved, but credit performance diverged between loans that were removed and all other remaining loans. Loans are removed when they have been fully paid off, fully charged-off, sold or transferred to other real estate owned (“OREO”). The covered loans that were removed, mostly due to pay-offs, performed better than expected. The credit performance of the remaining covered loans experienced some deterioration, which resulted in the recognition of provision for losses on covered loans and the gain on indemnification asset during 2013, 2012 and 2011. The lower provision and gain on indemnification asset in 2013 compared to prior periods was attributable to slower levels of deterioration during 2013 due to stabilization of the portfolio’s credit quality. The increase in the FDIC clawback liability was driven by an overall improvement in portfolio credit.

Mr. John Nolan

U.S. Securities and Exchange Commission

May 16, 2014

Page Six

The revisions of the loss forecasts were based on the results of management’s review of market conditions, the credit quality of the outstanding covered loans and loan performance data since the acquisition of covered loans. The Company will continue updating cash flow projections on covered loans and related FDIC loss-sharing agreements on a quarterly basis. Due to the uncertainty in the future performance of the covered loans, additional provision expense, gain on indemnification asset and changes in FDIC clawback liability may be recognized in future periods.

Covered Asset Removals

A covered asset removal event occurs when a loan is fully paid-off, fully charged-off, sold or transferred to OREO, and when OREO is liquidated (e.g., sold). The difference between the carrying value of the covered asset and the cash or non-cash proceeds received upon its removal is recognized as a gain or loss in the income statement. The gain or loss on covered loans that are fully paid-off and fully charged-off, also referred to as “net accelerated accretable yield recognition,” is recorded in interest income. Gain or loss recognized on the transfer of covered loans to OREO is calculated as the difference between the carrying value of the covered loan and the fair value of the underlying foreclosed collateral, and is recognized in other noninterest income. The Company also recognizes gains and losses from the sale of covered OREO through noninterest income.

When a covered asset is removed, the FDIC indemnification asset associated with the covered asset is also removed. The FDIC indemnification asset balance associated with unfunded loan commitments is also removed when an unfunded commitment has been funded. The difference between the FDIC indemnification asset and the expected payment from the FDIC for the removed asset represents the expense or income on removal of the indemnification asset.  These amounts are recognized in FDIC loss sharing income or expense.

Interest income from net accelerated accretable yield recognition decreased to $71.0 million in 2013, compared to $82.8 million in 2012 and $55.7 million in 2011. The net expense from the removal of indemnification asset for loans that were paid off or fully charged-off was $30.3 million, $32.8 million and $26.0 million in 2013, 2012 and 2011, respectively. The decrease in both balances in 2013 compared to 2012 was due to lower volume of covered loans that were paid off or fully charged-off.

Net gain on transfers of covered loans to OREO was down to $8.3 million in 2013, from $16.2 million in 2012 and $33.9 million in 2011. Net gain on sale of covered OREO was $5.5 million in 2013, down from $7.7 million in 2012 and $16.3 million in 2011. Total net expense from the removal of the indemnification asset for all other covered asset removals was $10.7 million in 2013, $18.3 million in 2012 and $37.8 million in 2011. The decrease recognized in 2013 for these balances was driven by lower OREO volume as the credit performance of the portfolio continued to improve in 2013.

Mr. John Nolan

U.S. Securities and Exchange Commission

May 16, 2014

Page Seven

Loan recoveries on previously charged-off covered loans are also shared with the FDIC. The portion that is payable to the FDIC is recognized as “Loan recoveries shared with FDIC” under FDIC loss sharing income or expense. The Company recognized expense of $22.1 million in 2013, $28.6 million in 2012 and $16.2 million in 2011. The Company recognized significant loan recoveries during the past three years as a result of increases in the value of real estate collateral and improvements in the financial condition of borrowers.

Other Expenses

Noninterest expense related to covered assets includes OREO expense, legal and professional expense, and other covered asset expenses. These expenses are subject to FDIC reimbursement, but must meet certain FDIC criteria in order to be reimbursed. Certain amounts reflected in the table above may not be reimbursable by the FDIC. The FDIC reimbursements related to qualified expenses are recognized as income in “Net FDIC reimbursement for OREO and loan expenses” under FDIC loss sharing income or expense.

Total OREO expense, which includes valuation write-downs, holding costs and foreclosure expenses was $15.9 million for 2013, down from $33.8 million for 2012 and $58.8 million for 2011 due primarily to lower OREO volume and improvements in property values. Legal and professional fees related to covered assets were $6.4 million in 2013, down from $10.0 million in 2012 and $10.2 million in 2011. Correspondingly, net FDIC reimbursement for these expenses was $17.1 million for 2013, down from $32.8 million for 2012 and $53.3 million for 2011.

Other Information on the FDIC Indemnification Asset

The following table is a summary of activity in the FDIC indemnification asset for the year ended December 31, 2013:

(in thousands)	2013
Balance, beginning of period	$150,018
Indemnification asset amortization	(17,204)
Gain on indemnification asset	430
Reductions (1)	(44,017)
Balance, end of period	$89,227

(1)	The FDIC indemnification asset is reduced upon covered asset removals, funding of covered unfunded loan commitments, partial charge-offs and OREO write-downs.

The indemnification asset amortization, gain on indemnification asset, and the impact of the reduction of indemnification asset for covered asset removals and funding of unfunded commitments are recognized in the FDIC loss sharing income or expense line item on the consolidated statements of income.

Mr. John Nolan

U.S. Securities and Exchange Commission

May 16, 2014

Page Eight

Asset Quality, page 86

5.   We note significant loan recoveries for the past three years. Please tell us in detail and revise future filings to explain the underlying factors that resulted in the recovery of such a relatively large amount of previously charged-off loan balances.

Proposed revised disclosure to be included in the Form 10-Q for the period ending June 30, 2014 (using December 31, 2013 data):

During the economic recession, the Company recognized significant charge-offs from 2008 to 2010. Total loan charge-offs have declined significantly from prior periods due to improving economic and business conditions in the markets served by the Company. Higher loan recoveries over the past three years were largely due to increases in the value of real estate collateral, improvements in the financial condition of the Company’s clients and guarantors, and increases in recoveries related to the use of legal remedies available to the Company. Recoveries occurred throughout the loan portfolio, however, approximately 73 percent of total recoveries during the period from 2011 to 2013 related to 23 credit relationships and were primarily concentrated in the commercial and real estate construction portfolios.

The timing and amount of recoveries is inherently uncertain, imprecise and potentially volatile and is subject to a variety of factors, including but not limited to: general economic conditions, the willingness and financial capacity of the borrower, guarantors or third parties; additional changes in the realizable value of the collateral between the date of charge off and the date of recovery, and the legal remedies available to the Company needed to effect recovery.

Financial Statements

Note 4. Fair Value Measurements, page A-27

6.   Please revise future filings to present the FDIC indemnification asset in your table of assets measured on a recurring basis on page A-27 or tell us why you do not believe it should be disclosed in this table.

The FDIC indemnification asset represents the carrying amount of the right to receive payments from the FDIC for losses incurred on specified assets acquired from failed insured depository institutions or otherwise purchased from the FDIC that are covered by loss-sharing agreements. Despite the relationship between the acquired covered assets and the indemnification asset, they are treated as separate units of account for accounting purposes in accordance with ASC Topic 805-20, Business Combinations—Identifiable Assets and Liabilities, and Any Noncontrolling Interest (“ASC 805-20”). The Company elected to account for the FDIC loss-sharing agreement as an indemnification asset in accordance with ASC 805-20. According to paragraphs 805-20-25-27 through 25-28, an indemnification asset should be recognized at the acquisition date and subsequently measured on the same basis as the indemnified item. The Company recognized indemnification assets related to the covered assets and initially measured them in a manner consistent with the corresponding covered assets, i.e. fair value at acquisition date. For subsequent measurement, the covered loans are accounted for under ASC 310-30, rather than fair value accounting. Accordingly, the indemnification assets are not subsequently measured at fair value, but rather measured and adjusted using the expected cash flow methodology, which is consistent with the accounting for the indemnified item under ASC 310-30. As a result, the Company does not present the FDIC indemnification asset as an asset measured at fair value on a recurring basis.

Mr. John Nolan

U.S. Securities and Exchange Commission

May 16, 2014

Page Nine

7.   In future filings, please revise your table of nonrecurring level 3 fair value measurements on page A-31 to provide quantitative information about the significant unobservable inputs used in the fair value measurement for each class of your nonrecurring measurements categorized within level 3. Refer to ASC 820-10-50-2-bbb for guidance and ASC 820-10-55-103 for example disclosure.

Proposed revised disclosure to be included in the Form 10-Q for the period ending June 30, 2014 (using December 31, 2013 data):

Information About Nonrecurring Level 3 Fair Value Measurements

(in thousands)	Fair Value at December 31, 2013	Valuation Method	Unobservable Inputs
Collateral dependent impaired loans	$2,520	Third-party appraisal

- Fair values are based on unadjusted appraised values.
- Appraised values are based on comparable sales approach with adjustments to sales prices ranging from 1% to 24% for differences in location and property features.

Other real estate owned	$18,251	Third-party appraisal

- Fair values are primarily based on unadjusted appraised values.
- A small number of properties were valued using a comparable sales or income approach, or a combination of these approaches, resulting in discounts to appraised values ranging from 10% to 25%.

Private equity and alternative investments	$895	Cost recovery

- Fair values are based on management’s assumptions regarding recoverability of an investment based on fund operating results, investment performance, nature of the investment, market conditions, exit strategies and other relevant factors.
- Fair values reflect discounts to investment carrying amounts ranging from 25% to 30%.

The Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Nolan

U.S. Securities and Exchange Commission

May 16, 2014

Page Ten

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (310) 888-6777.

Sincerely,

/s/ Christopher J. Carey

Christopher J. Carey

Executive Vice President

Chief Financial Officer

cc:	Russell Goldsmith
President and Chief Executive Officer

Michael B. Cahill
Executive Vice President
General Counsel & Secretary

Olga Tsokova
Senior Vice President
Chief Accounting Officer